26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

September 11, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Amy Geddes

Lyn Shenk

Kate Beukenkamp

Lilyanna Peyser

Re:	MoneyHero Limited (CIK 0001974044)

Responses to the Staff’s Comments on the Amendment No. 2 to Draft Registration Statement on Form F-4 Confidentially Submitted August 14, 2023

Dear Ladies and Gentlemen:

On behalf of our client, MoneyHero Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 21, 2023 on the Company’s draft registration statement on Form F-4 confidentially submitted on August 14, 2023. Concurrently with the submission of this letter, the Company has filed a registration statement on Form F-4 through EDGAR. For ease of your review, we have set forth below each of the numbered comments and the Company’s proposed responses thereto. Certain terms are used herein as defined in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted August 14, 2023

Material Tax Considerations, page 250

1.

We note your response to comment 3, including the filing of Exhibit 8.1, and reissue. Please provide a revised tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP which covers the material federal tax consequences of the transaction to the holders of Bridgetown’s securities and revise your disclosure accordingly to tailor it to address the material federal tax consequences of the transaction to those public investors. We note

PARTNERS:     Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:     Gautam Agarwal5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin     Bay Area     Beijing     Boston     Brussels     Chicago     Dallas     Houston     London     Los Angeles     Miami     Munich     New York     Paris     Salt Lake City     Shanghai     Washington, D.C.

Division of Corporation Finance

Office of Trade & Services

September 11, 2023

the filing of Exhibit 8.1; however, the tax opinion appears to be focused on the initial merger qualifying as an F Reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986. In light of the requirements of Item 601(b)(8) of Regulation S-K, please revise to discuss the tax consequences to investors and representations related to those tax consequences. Please revise this section and the tax opinion accordingly.

In response to the Staff’s comment, and pursuant to our discussion with the Staff on August 22, 2023, we have revised the Exhibit 8.1 opinion to address the material federal tax consequences of the transaction to the holders of Bridgetown securities.

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We would welcome the opportunity to discuss the responses with you. If you have any questions or comments, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Prashant Aggarwal, Chief Executive Officer and Director, MoneyHero Limited

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, MoneyHero Limited

Kenneth Chan, Director, MoneyHero Limited

Derek Fong, Director, MoneyHero Limited

Joey Chau, Partner, Kirkland & Ellis

Jesse Sheley, Partner, Kirkland & Ellis

Joseph Raymond Casey, Partner, Kirkland & Ellis

Jonathan B. Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev P. Duggal, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ee Sin Tan, Partner, Ernst & Young